Exhibit 2
Denison Mines Corp.
TSX: DML
NYSE Amex: DNN
Jun 08, 2009 10:38 ET
CORRECTION FROM SOURCE: Denison Signs Arrangement Agreement With Northern Continental Resources Inc.
TORONTO, ONTARIO—(Denison Mines Corp. — June 8, 2009) —
In the news release sent June 8, 2009 at 9 am ET, in the second paragraph, the percentage of interest of Hathor Exploration Limited in the Russell Lake uranium property should read 40% and not 20% as originally denoted. The complete and corrected release follows:
Denison Mines Corp. (TSX:DML) (NYSE Amex:DNN) (“Denison” or the “Company”) is pleased to announce that it has signed a definitive Arrangement Agreement to acquire all of the issued and outstanding shares of Northern Continental Resources Inc. (TSX VENTURE:NCR) (“Northern”) in an all share transaction. The transaction, which was announced on April 30, 2009, is scheduled to close on or about July 27, 2009, subject to, among other conditions, Northern obtaining shareholder approval, TSX Venture Exchange approval, and interim and final orders of the Supreme Court of British Columbia.
Northern holds a 60% interest (Hathor Exploration Limited 40%) in the Russell Lake uranium property that is located immediately adjacent to Denison’s major new Wheeler River uranium discovery in the Athabasca Basin of northern Saskatchewan.
Denison will acquire Northern on the basis of 0.0920 Denison common shares for each share of Northern (the “Exchange Ratio”) resulting in the issuance of 5,079,642 common shares to Northern shareholders. In addition, all Northern options and warrants outstanding on closing will become exercisable into common shares of Denison, the number and exercise price of which will be determined using the Exchange Ratio.
About Denison
Denison Mines Corp. is a premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four conventional uranium mills operating in North America today. Denison also has a strong exploration and development portfolio with large land positions in the United States, Canada, Mongolia and Zambia.
Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Forward looking statements include, but are not limited to, statements with respect to the proposed transactions announced; the development potential of Denison’s properties, including those of its joint ventures; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues, currency exchange rate fluctuations, government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: the need for continued cooperation by the parties to the proposed transactions in this negotiation and execution of definitive agreement, and performance of their obligations thereunder; unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 26, 2009 available at http://www.sedar.com and its Form 40-F available at http://www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the Annual Information Form and the Annual Report on Form 40-F of Denison for the year ended December 31, 2008 and other continuous disclosure documents filed since December 31, 2008 available at http://www.sedar.com, for further information relating to their mineral resources and mineral reserves.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: If this news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
For more information, please contact
Denison Mines Corp.
Ron Hochstein
President and Chief Executive Officer
(416) 979-1991 Extension 232
or
Denison Mines Corp.
James R. Anderson
Executive Vice President and Chief Financial Officer
(416) 979-1991 Extension 372
www.denisonmines.com